AllyMe Holding, Inc.

506 Enterprise Ave.

Kitimat, BC, Canada, V8C 2E2

December 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel, Office of Real Estate and Commodities

Re: AllyMe Holding, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed: October 24, 2018

File No. 333-227025

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 1, 2018 addressed to Chunxia Jiang, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 1 to Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company will amend the registration statement consistent with this response following the completion of its financial statements for the year ending December 31, 2018 as reflected in its Form 10-K for that period.

General

1.	We note your response to comment 1 of our letter. We further note that your financial statements reflect revenue of $0 for the six months ended June 30, 2018, and that you have characterized the fees received pursuant to the client consulting agreements as “other income.” In addition, you checked the box indicating that you are a shell company in your Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 14, 2018. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or provide us supplementally with your detailed analysis as to why you are not a shell company in light of the foregoing factors.

COMPANY RESPONSE:

The Company contends that the checking of the box on the cover of its Form 10-Q for the periods ended June 30, 2018 and September 30, 2018 that the Company is a shell company, was an error which the Company intends to correct in amended filings.

Further, the Report states that “Allyme is intended to be a marketing and management consulting company that plans to provide advisory services to companies located in Asia for the purpose of facilitating the competitiveness of those companies in the international market. Allyme plans to offer a wide assortment of advisory services, ranging from business planning consulting services, mergers and acquisitions advising, and marketing services. Allyme intends to play a pivotal role in standardizing and improving the marketing and operations of a diverse portfolio firms as a means to enable such firms to comply with the prevailing norms of the international market and gain market acceptance. Based on the strength of its contacts within Asia as well as the experience of its managers, Allyme expects that it will be well positioned to facilitate its clients’ growth on an international scale. As of the [date of the Report], the Company has signed four clients consulting agreements and the Company has received $35,000 in consulting fees year-to-date. The Company included these fees on its Statement of Operation as “other income” because the Company has not established recurring revenue streams.

In view thereof, the Company does not intend to amend its Form S-1 Registration Statement originally filed on October 24, 2018 until it has filed its Form 10-K for the year ending December 31, 2018.

Further, while technically the Company may fall within a part of the definition of “shell company” set forth in Rule 405, the Company and its founders clearly do not exhibit any of the characteristics of the abuses which Rule 405 and Release # 33-8587 were intended to address. Specifically:

●	The Company has a specific business plan which it is fully pursuing. This business plan has been in development for some time and the Company’s strategy for becoming a publicly-reporting company is to facilitate raising capital to pursue its business plan and to have stock which is subject to the public reporting requirements to potentially use in connection with the development and marketing of specific products as detailed in the prospectus.

●	The Company has never sought and has no intent to seek any merger partner or business combination transaction.

●	The founders of the Company have not placed any business assets in the Company with the intent to avoid classification as a “shell company”.

●	While the Company is a startup, development stage company, such status does not automatically imply that it is a shell company (see Release # 33-8869, below).

Footnote 32 to Release # 33-8587 provides the clearest insight into the rationale behind the designation of certain companies as “shell companies”:

“We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

None of the factors which are detailed in footnote 32 are present here.

The Commission further addressed this issue in Release # 33-8869, specifically in footnote 172:

“Rule 144(i) [the provision of Rule 144 related to shell companies] does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

In addition to the foregoing, the Company has, in fact, entered into several consulting agreements which are entirely consistent with the Company’s Business Plan.

Notwithstanding the foregoing, and without acknowledging that the Company is a “shell company”, the Company intends to include in its amended Form S-1 Registration Statement a specific risk factor that the Company could be determined to be a “shell company” and to describe the implications of such status. While the Company maintains that it is not a shell company, it nonetheless will enhance its disclosure with the aforementioned risk factor to include the concerns detailed in your comment.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLYME HOLDING, INC.

By:	/S/ Chunxia Jiang
Chunxia Jiang
Chief Executive Officer

cc: Robert L. B. Diener, Esq.